SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No.     )*

NETLIST, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

64118P109

(CUSIP Number)

Chun K. Hong

C/O Netlist, Inc.

175 Technology, Suite 150

Irvine, California 92618

(949) 435-0025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages)

CUSIP No. 64118P109		13D

1.	Names of Reporting Persons Chun K. Hong

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,179,318 (2)

	8.	Shared Voting Power 10,158,208 (3)

	9.	Sole Dispositive Power 1,916,818 (4)

	10.	Shared Dispositive Power 10,158,208 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,337,526 (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (5)

14.	Type of Reporting Person (See Instructions) IN

(1)         The securities of the Issuer beneficially owned by Mr. Hong were acquired with the personal funds of Mr. Hong and his spouse, Ms. Won K. Cha.

(2)         Consists of (i) 123,068 outstanding shares of Common Stock held of record by Mr. Hong, (ii) 262,500 outstanding shares of Common Stock held of record by Mr. Hong that are subject to forfeiture to the Company under certain conditions, and (iii) 1,793,750 shares of Common Stock subject to stock options granted to Mr. Hong that are exercisable as of or within 60 days after May 21, 2018.

(3)         Consists of 10,158,208 outstanding shares of Common Stock held of record by the Hong-Cha Trust, of which Mr. Hong is a Trustee. Mr. Hong disclaims beneficial ownership of the securities held of record by the Hong-Cha Trust, except to the extent of his pecuniary interest therein.

(4)         Consists of (i) 123,068 outstanding shares of Common Stock held of record by Mr. Hong, and (ii) 1,793,750 shares of Common Stock subject to stock options granted to Mr. Hong that are exercisable as of or within 60 days after May 21, 2018.

(5)         Based on 95,724,282 shares of Common Stock, calculated as follows: (i) 93,930,532 outstanding shares of Common Stock as of May 21, 2018, plus (ii) 1,793,750 shares of Common Stock subject to stock options granted to Mr. Hong that are exercisable as of or within 60 days after May 21, 2018.

CUSIP No. 64118P109		13D

1.	Names of Reporting Persons Won K. Cha

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,158,208 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,158,208 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,158,208 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)   The securities of the Issuer beneficially owned by Ms. Cha were acquired with the personal funds of Ms. Cha and her spouse, Mr. Chun K. Hong.

(2)   Consists of 10,158,208 outstanding shares of Common Stock held of record by the Hong-Cha Trust, of which Ms. Cha is a Trustee. Ms. Cha disclaims beneficial ownership of the securities held of record by the Hong-Cha Trust, except to the extent of her pecuniary interest therein.

(3)   Based on 93,930,532 outstanding shares of Common Stock as of May 21, 2018.

CUSIP No. 64118P109		13D

1.	Names of Reporting Persons Chun K. Hong and Won K. Cha as Trustees of the Hong-Cha Community Property Trust dated 08/16/2004 (the “Hong-Cha Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,158,208

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,158,208

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,158,208

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)   The securities of the Issuer beneficially owned by the Hong-Cha Trust were acquired with the personal funds of Mr. Hong and Ms. Cha, the Trustees of such trust.

(2)   Based on 93,930,532 outstanding shares of Common Stock as of May 21, 2018.

Item 1.                                                         Security and Issuer.

This Schedule 13D (this “Statement”) is filed with the U.S. Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of Netlist, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 175 Technology, Suite 150, Irvine, California 92618.

Item 2.                                                         Identity and Background.

(a)                                 This Statement is being filed on behalf of Mr. Chun K. Hong, an individual, Ms. Won K. Cha, as individual, and Mr. Chun K. Hong and Ms. Won K. Cha, as Trustees of the Hong-Cha Trust (each, a “Reporting Person”).

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed with this Statement as Exhibit 1 hereto. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b)                                 The business address of the Reporting Persons is C/O Netlist, Inc., 175 Technology, Suite 150, Irvine, California 92618.

(c)                                  Mr. Hong is currently employed as the President and Chief Executive Officer of the Issuer, a technology company that provides high-performance modular memory subsystems and related component products to customers in diverse industries. In addition, Mr. Hong has served as the Chairman of the Issuer’s Board of Directors (the “Board”) since January 2004 and as a director of the Issuer since its inception in June 2000.

Ms. Cha is not employed.

(d)                                 During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

(e)                                  No Reporting Person is, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Mr. Hong and Ms. Cha is a citizen of the United States of America.

The Hong-Cha Trust was established under the laws of the State of California.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

All of the securities of the Issuer beneficially owned by the Reporting Persons have been acquired with the personal funds of Mr. Hong and Ms. Cha, or as compensation for Mr. Hong’s service as an executive officer of the Issuer. All such securities that have been acquired on or after May 17, 2018, the date of the event requiring the filing of this Statement, were acquired pursuant to the transactions or arrangements described below.

May 2018 Financing

On May 17, 2018, the Hong-Cha Trust entered into a share purchase agreement with the Issuer, pursuant to which, on May 21, 2018, the Hong-Cha Trust purchased from the Issuer 5,405,405 shares of Common Stock in a private placement financing at a per share purchase price of $0.148 and for an aggregate purchase price of approximately $800,000.

Executive Officer Compensation

At various times during Mr. Hong’s tenure as an executive officer of the Issuer, he has been granted (and may in the future be granted) various equity awards as compensation for his service as such, in accordance with his employment agreement with the Issuer and the Issuer’s equity incentive plans, as described in Item 6 below. Mr. Hong receives no additional compensation for his service as a director of the Issuer.

As of May 21, 2018, Mr. Hong holds the following equity awards: (i) stock options to purchase up to 2,150,000 shares of Common Stock, of which (a) none have been granted within the 60 days prior to such date, and (b) stock options to purchase up to 1,793,750 shares of Common Stock are vested and exercisable as of such date or will be so vested within 60 days thereafter; and (ii) restricted stock awards with respect to 300,000 shares of Common Stock, of which (a) all have been granted within the 60 days prior to such date, and (b) 37,500 are vested (and therefore no longer subject to forfeiture to the Company) as of such date or will be so vested within 60 days thereafter.

Item 4.                                                         Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons acquired and hold the securities of the Issuer as reported in this Statement for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic or other conditions and at their discretion, acquire additional shares of Common Stock or other securities of the Issuer in connection with Mr. Hong’s service as an executive officer of the Issuer or otherwise, dispose of shares of Common Stock or other securities of the Issuer, or engage in discussions with the Issuer concerning any such acquisitions or dispositions or other investments in or transactions with the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons, may decide to increase or decrease the size of their investment in the Issuer at any time.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 The Hong-Cha Trust is the beneficial owner of 10,158,208 shares of Common Stock, all of which are outstanding and held of record by the Hong-Cha Trust. Such shares of Common Stock represent 10.8% of the Common Stock of the Issuer, calculated based on 93,930,532 outstanding shares of Common Stock as of May 21, 2018.

Ms. Cha is the beneficial owner of 10,158,208 shares of Common Stock, consisting of the shares of Common Stock beneficially owned by the Hong-Cha Trust as described above, of which Ms. Cha is a Trustee. Such shares of Common Stock represent 10.8% of the Common Stock of the Issuer, calculated based on 93,930,532 outstanding shares of Common Stock as of May 21, 2018.

Mr. Hong is the beneficial owner of 12,288,776 shares of Common Stock, consisting of: (i) the shares of Common Stock beneficially owned by the Hong-Cha Trust as described above, of which Mr. Hong is a Trustee; (ii) 123,068 outstanding shares of Common Stock held of record by Mr. Hong; (iii) 262,500 outstanding shares of Common Stock held of record by Mr. Hong that are, and within 60 days after May 21, 2018 will continue to be, subject to forfeiture to the Company under certain conditions; and (iv) 1,793,750 shares of Common Stock subject to stock options granted to Mr. Hong that are exercisable as of or within 60 days after May 21, 2018. Such shares of Common Stock represent 12.9% of the Common Stock of the Issuer, calculated based on 95,724,282 shares of Common Stock, calculated as follows: (x) 93,930,532 outstanding shares of Common Stock as of May 21, 2018, plus (y) 1,793,750 shares of Common Stock subject to stock options granted to Mr. Hong that are exercisable as of or within 60 days after May 21, 2018.

(b)                                 In their capacity as the two Trustees of the Hong-Cha Trust, Mr. Hong and Ms. Cha have shared power to vote or direct the vote or dispose or direct the disposition of all of the 10,158,208 outstanding shares of Common Stock held of record by such trust.

Mr. Hong has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock and rights to acquire shares of Common Stock held of record by him in his individual capacity, except for such shares that are, and within 60 days after May 21, 2018 will continue to be, subject to forfeiture to the Company under certain conditions, with respect to which he has sole power to vote or direct the vote but has no power to dispose or direct the disposition. As a result, Mr. Hong has sole power to vote or direct the vote of 2,160,568 shares of Common Stock, and sole power to dispose or direct the disposition of 1,898,068 shares of Common Stock.

(c)                                  The information set forth in Item 3 of this Statement is incorporated herein by reference. Except as described in such Item, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Pursuant to the Issuer’s equity incentive plan, so long as Mr. Hong continues to serve as an employee or director of the Issuer, Mr. Hong is eligible to receive equity awards under such plan from time to time at the discretion of, and with the terms determined by, the administrator of such plan. The administrator of the Issuer’s equity incentive plan is the Board or one or more committees designated by the Board, and is currently designated as the Compensation Committee of the Board.

Pursuant to Mr. Hong’s employment agreement with the Issuer, (i) if the Issuer terminates Mr. Hong’s employment without cause (as defined in such employment agreement) or if Mr. Hong resigns from his employment for good reason (as defined in such employment agreement), which includes a termination or resignation upon a change of control of the Issuer (as defined in such employment agreement), among other cash and non-cash benefits Mr. Hong may be entitled to receive, all unvested stock options held by Mr. Hong would immediately become fully vested and exercisable as of the effective date of the termination or resignation, and (ii) if Mr. Hong’s employment is terminated due to death or disability (as defined in such employment agreement), among other cash and non-cash benefits Mr. Hong or his estate may be entitled to receive, all stock options held by Mr. Hong would vest to the same extent as they would have vested one year thereafter.

Pursuant to the terms of certain of the agreements for Mr. Hong’s outstanding stock option awards, if Mr. Hong’s employment is terminated due to death or disability, 25% of the shares subject to the award, or such lesser amount as is then unvested, would immediately vest and become exercisable.

In connection with his service as an executive officer and director of the Issuer, Mr. Hong has entered into an indemnification agreement with the Issuer. In general, this agreement requires the Issuer to indemnify Mr. Hong to the fullest extent permitted under Delaware law against certain liabilities that may arise by reason of his service for us, and to advance expenses incurred as a result of any such proceeding as to which Mr. Hong could be indemnified.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated May 29, 2018, by and among the Reporting Persons.

Exhibit 2:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 (File No. 333-136735) filed with the Commission on August 18, 2006).

Exhibit 3:

Employment Agreement, dated September 5, 2006, between the Issuer and Mr. Hong (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1 (File No. 333-136735) filed with the Commission on September 27, 2006).

Exhibit 4:	Amended and Restated 2006 Equity Incentive Plan of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 9, 2016).

Exhibit 5:

Form of Restricted Stock Award Agreement, granted under the Amended and Restated 2006 Equity Incentive Plan of the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 17, 2010).

Exhibit 6:

Form of Stock Option Award Agreement, granted under the Amended and Restated 2006 Equity Incentive Plan of the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017).

Exhibit 7:	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 21, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2018

/s/ Chun K. Hong
Chun K. Hong

/s/ Won K. Cha
Won K. Cha

Chun Ki Hong & Won Kyung Cha Community Property Trust dtd 08/16/2004

By:	/s/ Chun K. Hong
Name:	Chun K. Hong
Title:	Trustee

By:	/s/ Won K. Cha
Name:	Won K. Cha
Title:	Trustee

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: May 29, 2018

/s/ Chun K. Hong
Chun K. Hong

/s/ Won K. Cha
Won K. Cha

Chun Ki Hong & Won Kyung Cha Community Property Trust dtd 08/16/2004

By:	/s/ Chun K. Hong
Name:	Chun K. Hong
Title:	Trustee

By:	/s/ Won K. Cha
Name:	Won K. Cha
Title:	Trustee